Sharon - HCOCEO 9/25/26, 6:40 PM

Hello @everyone! In case you missed the email, we're having an investor-only webinar next Thursday, October 1, at noon ET. I can see several of you have already signed up, and I appreciate you! Sign up here: https://luma.com/1gd4hg09.

Even if you can't make it, sign up to get the recording as soon as it's available.

HCO Investor Webinar · Zoom · Luma

Join Sharon Samjitsingh, CEO and Co-Founder of Health Care Originals, and Jared Dwarika, COO and Co-Founder, for a live webinar on the future of Physical AI in...


luma
HCO Investor Webinar
RSVP
HCO
HCO Investor Webinar
October 1 @ 10am ET
Sharon Samjitsingh
CEO & Co-Founder
Jared Dwarika
COO & Co-Founder
Exclusive webinar for HCO investors only

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